SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Delek US Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

246647101
(CUSIP Number)

D. E. Shaw & Co., L.P.

Attn: Compliance Department

1166 Avenue of the Americas, 9th Floor

New York, NY 10036

212-478-0000
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 17, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 246647101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Kalon Portfolios, L.L.C. FEIN 27-1490745
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,209,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,209,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 246647101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Heliant Manager, L.L.C. FEIN 27-1289787
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,100,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,100,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 246647101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Heliant Adviser, L.L.C. FEIN 27-1289715
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,100,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,100,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 246647101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,205,759
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,205,759

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,205,759
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 246647101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.P. FEIN 13-3695715
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,316,294
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,317,785

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,317,785
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 246647101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David E. Shaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,316,294
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,317,785

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,317,785
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.          Security and the Issuer

This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the “Common Shares”) of Delek US Holdings, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 7102 Commerce Way, Brentwood, Tennessee 37027.

Item 2.          Identity and Background

(a), (f) This statement is filed on behalf of D. E. Shaw Kalon Portfolios, L.L.C., a Delaware limited liability company (“Kalon Portfolios”), D. E. Shaw Heliant Manager, L.L.C., a Delaware limited liability company (“Heliant Manager”), D. E. Shaw Heliant Adviser, L.L.C., a Delaware limited liability company (“Heliant Adviser”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), and David E. Shaw, a citizen of the United States of America (“David E. Shaw,” and together with Kalon Portfolios, Heliant Manager, Heliant Adviser, DESCO LLC, and DESCO LP, collectively, the “Reporting Persons”). The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 3 and incorporated herein by reference.

(b) The business address and principal office, as applicable, of all Reporting Persons is 1166 Avenue of the Americas, 9th Floor, New York, NY 10036.

(c) The principal business of Kalon Portfolios is that of a limited liability company focusing primarily on macro-oriented investment strategies. Kalon Portfolios does not have any executive officers or directors. The principal business of Heliant Manager is to act as a manager to certain funds, including, without limitation, Kalon Portfolios. The principal business of Heliant Adviser is to act as an adviser to certain funds, including, without limitation, Kalon Portfolios. The principal business of DESCO LLC is to act as a manager to certain entities, including, without limitation, Heliant Manager. The principal business of DESCO LP is to act as an investment adviser to certain funds. DESCO LP is also the managing member of certain entities including, without limitation, Heliant Adviser. D. E. Shaw & Co. II, Inc., a Delaware corporation (“DESCO II Inc.”), is the managing member of DESCO LLC. D. E. Shaw & Co., Inc., a Delaware corporation (“DESCO Inc.”), is the general partner of DESCO LP. David E. Shaw is the President and sole shareholder of each of DESCO II Inc. and DESCO Inc.

(d) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) On September 16, 2013, DESCO LP entered into a settled administrative proceeding (the “Settlement”) with the U.S. Securities and Exchange Commission (the “SEC”) relating to inadvertent violations of Rule 105 (“Rule 105”) of Regulation M under the Securities Exchange Act of 1934. Rule 105 prohibits buying an equity security made available through a public offering, conducted on a firm basis, from an underwriter or broker or dealer participating in the offering after having sold short the same security during the restricted period as defined in the rule. Rule 105 applies irrespective of the short seller’s intent in effecting the short sale. Pursuant to the Settlement, DESCO LP paid $447,794 in disgorgement, $18,192.37 in pre-judgment interest, and a civil penalty of $201,506. The Settlement also requires that DESCO LP “cease and desist from committing or causing any violations and any future violations of Rule 105.” The SEC order implementing the Settlement notes that in determining to accept DESCO LP’s offer to enter into the Settlement, the SEC considered “remedial acts promptly undertaken” by DESCO LP and “cooperation afforded to [SEC] staff” by DESCO LP. Except with respect to the matter described above, no Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration

In acquiring 4,209,900 Common Shares, Kalon Portfolios expended approximately $128,070,571 (excluding commissions) of its working capital.

Item 4.          Purpose of Transaction

Kalon Portfolios will review its investment in the Common Shares from time to time and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, and other general market and investment conditions, Kalon Portfolios may determine to:

•	acquire additional Common Shares through open market purchases or otherwise; or

•	sell, trade, engage in short selling of, hedge, or enter into any similar transactions with respect to the Common Shares through the open market or otherwise.

Such transactions may take place at any time and without prior notice. There can be no assurance, however, that any Reporting Person will take any such actions.

As part of Kalon Portfolios’ ongoing review of its investments in the Common Shares, Kalon Portfolios may from time to time hold talks or discussions with, write letters to and respond to inquiries from various parties, including, without limitation, the Issuer’s Board of Directors, management or representatives, other shareholders and other persons or entities, regarding the Issuer’s affairs and strategic alternatives.

Kalon Portfolios may undertake from time to time, and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, and other general market investment conditions, Kalon Portfolios may determine to pursue various alternatives in respect of its investments in the Issuer. Such actions may include, without limitation, direct or indirect participation in the following:

•	forming and pursuing potential strategic developments and plans related to the Issuer;

•	seeking representation on the Board of Directors of the Issuer;

•	making recommendations to the Issuer’s Board of Directors and management of the Issuer concerning various business strategies, mergers, acquisitions, dispositions, dividend policy, capital structure, the provisions of the Issuer’s Articles of Incorporation or Bylaws or other matters;

•	seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise;

•	restructuring and effecting other significant transactions with respect to the Issuer;

•	participating in a “going-private” transaction;

•	taking any other actions that could have the purpose or effect of directly or indirectly changing or influencing control of the Issuer; or

•	providing financing for any of the foregoing.

Such transactions may take place at any time and without prior notice. There can be no assurance, however, that the possible courses of action expressed in the immediately preceding sentence will be pursued or, if pursued, will be consummated by Kalon Portfolios or any other Reporting Person.

Item 5.          Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s Form 10-Q, filed with the SEC on May 7, 2015, there were 57,361,741 Common Shares issued and outstanding as of May 1, 2015. The 4,209,900 Common Shares beneficially owned by Kalon Portfolios (the “Kalon Shares”) represent approximately 7.3% of the Common Shares issued and outstanding. Common Shares are also beneficially owned by D. E. Shaw Special Opportunities Portfolios, L.L.C. (“Special Opportunities Portfolios”), D. E. Shaw Valence Portfolios, L.L.C. (“Valence Portfolios”), D. E. Shaw Oculus Portfolios, L.L.C. (“Oculus Portfolios”), and under the management of D. E. Shaw Investment Management, L.L.C. (“DESIM”). The 890,100 Common Shares beneficially owned by Special Opportunities Portfolios (the “Special Opportunities Shares”) represent approximately 1.6% of the Common Shares issued and outstanding. The 109,735 Common Shares beneficially owned by Valence Portfolios (the “Valence Shares”) represent approximately 0.2% of the Common Shares issued and outstanding. The 105,759 Common Shares beneficially owned by Oculus Portfolios (the “Oculus Shares”) represent approximately 0.2% of the Common Shares issued and outstanding. The 2,291 Common Shares under the management of DESIM (the “DESIM Shares”) represent approximately 0.0% of the Common Shares issued and outstanding.

Heliant Manager, as the manager of Kalon Portfolios and Special Opportunities Portfolios, and Heliant Adviser, as the investment adviser of Kalon Portfolios and Special Opportunities Portfolios, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Kalon Shares and the Special Opportunities Shares.

DESCO LLC, as the manager of Oculus Portfolios, and the managing member of Heliant Manager, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Kalon Shares, the Special Opportunities Shares, and the Oculus Shares.

DESCO LP, as the manager and investment adviser of Valence Portfolios, the investment adviser of Oculus Portfolios, and the managing member of (i) DESIM and (ii) Heliant Adviser, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Kalon Shares, the Special Opportunities Shares, the Valence Shares, the Oculus Shares, and the DESIM Shares (collectively the “Subject Shares”). On July 22, 2015, the Reporting Persons beneficially owned 9.3% of the outstanding shares. None of DESCO LP, DESCO LLC, Heliant Adviser, or Heliant Manager owns any of the Common Shares directly, and each of DESCO LP, DESCO LLC, Heliant Adviser, and Heliant Manager disclaims beneficial ownership of the Subject Shares.

David E. Shaw does not own any shares directly.  By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the manager and investment adviser of Valence Portfolios, the investment adviser of Oculus Portfolios, and the managing member of (i) DESIM and (ii) Heliant Adviser, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II Inc., which is the managing member of DESCO LLC, which in turn is the manager of Oculus Portfolios and the managing member of Heliant Manager, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares as described above. Therefore, David E. Shaw may be deemed to be the beneficial owner of the Subject Shares.  David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of July 22, 2015, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owned any Common Shares other than those set forth in Item 5.

(c) The trading dates, number of Common Shares purchased or sold, and the price per share for all transactions by the Reporting Persons in the Common Shares from May 23, 2015 through July 22, 2015, which were all brokered transactions, are set forth below:

Name	Date	Price per Share[1]		Number of Shares Purchased/(Sold)
D. E. Shaw Asymptote Portfolios, L.L.C. (“Asymptote Portfolios”)[2]	20150526	$36.56	[3]	(600)
DESIM	20150526	$36.56	[4]	(3,100)
Asymptote Portfolios	20150526	$36.59	[5]	600
Kalon Portfolios	20150526	$36.63	[6]	168,200
Asymptote Portfolios	20150527	$36.67	[7]	(900)
DESIM	20150527	$36.57	[8]	(1,000)
Oculus Portfolios	20150527	$36.60	[9]	(200)
Valence Portfolios	20150527	$36.77	[10]	(3,489)
Asymptote Portfolios	20150527	$36.57	[11]	900
Kalon Portfolios	20150527	$36.45	[12]	28,400
Asymptote Portfolios	20150528	$36.98	[13]	(5,816)
DESIM	20150528	$37.03	[14]	(1,900)
Asymptote Portfolios	20150528	$37.06	[15]	5,375
Kalon Portfolios	20150528	$37.07	[16]	13,000
Asymptote Portfolios	20150529	$37.70	[17]	(4,580)
DESIM	20150529	$37.73	[18]	(2,500)
Valence Portfolios	20150529	$37.90	[19]	(3,488)
Asymptote Portfolios	20150529	$37.72	[20]	5,029
Kalon Portfolios	20150529	$37.73	[21]	10,700

1 Where weighted average price is used for the reported transactions, the Reporting Person undertakes to provide upon request by the SEC, full information regarding the number of shares purchased or sold at each separate price.

2 By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the managing member of D. E. Shaw Adviser, L.L.C., which in turn is the investment adviser of D. E. Shaw Asymptote Portfolios, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the managing member of D. E. Shaw Manager, L.L.C., which in turn is the manager of D. E. Shaw Asymptote Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, shares in which Asymptote Portfolios transacts and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares.  David E. Shaw disclaims such beneficial ownership.

3 A weighted average price based on prices ranging from $36.48 to $36.69.

4 A weighted average price based on prices ranging from $36.38 to $36.95.

5 A weighted average price based on prices ranging from $36.46 to $36.74.

6 A weighted average price based on prices ranging from $36.35 to $37.08.

7 A weighted average price based on prices ranging from $36.26 to $36.79.

8 A weighted average price based on prices ranging from $35.99 to $36.78.

9 A weighted average price based on prices ranging from $36.52 to $36.67.

10 A weighted average price based on prices ranging from $36.70 to $36.80.

11 A weighted average price based on prices ranging from $36.49 to $36.65.

12 A weighted average price based on prices ranging from $36.06 to $36.82.

13 A weighted average price based on prices ranging from $36.71 to $37.11.

14 A weighted average price based on prices ranging from $36.78 to $37.13.

15 A weighted average price based on prices ranging from $36.97 to $37.17.

16 A weighted average price based on prices ranging from $36.77 to $37.26.

17 A weighted average price based on prices ranging from $37.34 to $38.02.

18 A weighted average price based on prices ranging from $37.29 to $38.00.

19 A weighted average price based on prices ranging from $37.73 to $38.04.

20 A weighted average price based on prices ranging from $37.25 to $38.00.

21 A weighted average price based on prices ranging from $37.19 to $38.03.

Name	Date	Price per Share		Number of Shares Purchased/(Sold)
Asymptote Portfolios	20150601	$37.88	[22]	(4,592)
DESIM	20150601	$37.93	[23]	(1,400)
Valence Portfolios	20150601	$37.84	[24]	(3,900)
Asymptote Portfolios	20150601	$37.89	[25]	4,500
Asymptote Portfolios	20150602	$37.39	[26]	(1,700)
DESIM	20150602	$37.32	[27]	(2,000)
Valence Portfolios	20150602	$37.27	[28]	(14,687)
Asymptote Portfolios	20150602	$37.52	[29]	1,800
Asymptote Portfolios	20150603	$37.38	[30]	(2,400)
DESIM	20150603	$37.35	[31]	(1,900)
Valence Portfolios	20150603	$37.39	[32]	(2,800)
Asymptote Portfolios	20150603	$37.42	[33]	2,413
Asymptote Portfolios	20150604	$36.96	[34]	(3,066)
DESIM	20150604	$36.86	[35]	(1,300)
Valence Portfolios	20150604	$36.67	[36]	(300)
Asymptote Portfolios	20150604	$36.82	[37]	3,000
Kalon Portfolios	20150604	$36.68	[38]	123,000
Asymptote Portfolios	20150605	$36.92	[39]	(3,800)
DESIM	20150605	$37.01	[40]	(1,800)
Asymptote Portfolios	20150605	$36.93	[41]	3,915
Oculus Portfolios	20150605	$37.15	[42]	260
Valence Portfolios	20150605	$37.05	[43]	9,181

22 A weighted average price based on prices ranging from $37.65 to $38.04.

23 A weighted average price based on prices ranging from $37.74 to $38.09.

24 A weighted average price based on prices ranging from $37.68 to $37.92.

25 A weighted average price based on prices ranging from $37.68 to $38.07.

26 A weighted average price based on prices ranging from $37.14 to $37.56.

27 A weighted average price based on prices ranging from $36.98 to $37.70.

28 A weighted average price based on prices ranging from $36.91 to $37.80.

29 A weighted average price based on prices ranging from $37.17 to $37.78.

30 A weighted average price based on prices ranging from $37.27 to $37.65.

31 A weighted average price based on prices ranging from $37.18 to $37.60.

32 A weighted average price based on prices ranging from $37.32 to $37.48.

33 A weighted average price based on prices ranging from $37.35 to $37.48.

34 A weighted average price based on prices ranging from $36.75 to $37.22.

35 A weighted average price based on prices ranging from $36.57 to $37.23.

36 A weighted average price based on prices ranging from $36.49 to $36.77.

37 A weighted average price based on prices ranging from $36.62 to $37.01.

38 A weighted average price based on prices ranging from $36.46 to $37.12.

39 A weighted average price based on prices ranging from $36.31 to $37.25.

40 A weighted average price based on prices ranging from $36.66 to $37.22.

41 A weighted average price based on prices ranging from $36.43 to $37.16.

42 A weighted average price based on prices ranging from $36.92 to $37.29.

43 A weighted average price based on prices ranging from $36.79 to $37.21.

Name	Date	Price per Share		Number of Shares Purchased/(Sold)
Asymptote Portfolios	20150608	$37.08	[44]	(900)
DESIM	20150608	$37.20	[45]	(1,800)
Valence Portfolios	20150608	$37.38	[46]	(5,048)
Asymptote Portfolios	20150608	$37.08	[47]	900
Oculus Portfolios	20150608	$37.13	[48]	1,500
Valence Portfolios	20150608	$37.00		4,000
Asymptote Portfolios	20150609	$36.36	[49]	(3,100)
DESIM	20150609	$36.32	[50]	(2,200)
Asymptote Portfolios	20150609	$36.44	[51]	3,050
Oculus Portfolios	20150609	$36.38	[52]	2,800
Valence Portfolios	20150609	$36.43	[53]	16,668
Asymptote Portfolios	20150610	$36.46	[54]	(2,500)
DESIM	20150610	$36.44	[55]	(2,432)
Valence Portfolios	20150610	$36.48	[56]	(6,648)
Asymptote Portfolios	20150610	$36.39	[57]	2,572
Oculus Portfolios	20150610	$36.42	[58]	200
Valence Portfolios	20150610	$36.50	[59]	1,200
Asymptote Portfolios	20150611	$36.84	[60]	(1,054)
DESIM	20150611	$36.93	[61]	(1,607)
Valence Portfolios	20150611	$36.80	[62]	(206)
Asymptote Portfolios	20150611	$36.93	[63]	1,000
Valence Portfolios	20150611	$36.96	[64]	1,918

44 A weighted average price based on prices ranging from $36.95 to $37.44.

45 A weighted average price based on prices ranging from $36.96 to $37.53.

46 A weighted average price based on prices ranging from $37.13 to $37.56.

47 A weighted average price based on prices ranging from $36.96 to $37.17.

48 A weighted average price based on prices ranging from $37.04 to $37.30.

49 A weighted average price based on prices ranging from $36.14 to $37.04.

50 A weighted average price based on prices ranging from $36.04 to $36.87.

51 A weighted average price based on prices ranging from $36.04 to $36.87.

52 A weighted average price based on prices ranging from $36.10 to $37.08.

53 A weighted average price based on prices ranging from $36.09 to $37.08.

54 A weighted average price based on prices ranging from $36.32 to $36.55.

55 A weighted average price based on prices ranging from $36.27 to $36.63.

56 A weighted average price based on prices ranging from $36.40 to $36.58.

57 A weighted average price based on prices ranging from $36.23 to $36.57.

58 A weighted average price based on prices ranging from $36.36 to $36.48.

59 A weighted average price based on prices ranging from $36.36 to $36.54.

60 A weighted average price based on prices ranging from $36.68 to $37.08.

61 A weighted average price based on prices ranging from $36.58 to $37.12.

62 A weighted average price based on prices ranging from $36.78 to $37.09.

63 A weighted average price based on prices ranging from $36.76 to $37.10.

64 A weighted average price based on prices ranging from $36.75 to $37.08.

Name	Date	Price per Share		Number of Shares Purchased/(Sold)
Asymptote Portfolios	20150612	$36.47	[65]	(4,700)
DESIM	20150612	$36.23	[66]	(1,400)
Asymptote Portfolios	20150612	$36.27	[67]	4,712
Valence Portfolios	20150612	$36.29	[68]	5,948
Asymptote Portfolios	20150615	$36.04	[69]	(1,000)
DESIM	20150615	$36.01	[70]	(1,999)
Asymptote Portfolios	20150615	$35.98	[71]	1,024
Oculus Portfolios	20150615	$36.02	[72]	300
Valence Portfolios	20150615	$36.00	[73]	7,688
Asymptote Portfolios	20150616	$35.89		(500)
DESIM	20150616	$35.93	[74]	(1,762)
Asymptote Portfolios	20150616	$35.97	[75]	500
Oculus Portfolios	20150616	$36.10	[76]	400
Valence Portfolios	20150616	$35.99	[77]	5,633
Asymptote Portfolios	20150617	$36.40	[78]	(400)
DESIM	20150617	$36.20	[79]	(1,791)
DESIM	20150617	$37.04	[80]	(1,800)
Valence Portfolios	20150617	$37.07	[81]	(1,352)
Asymptote Portfolios	20150617	$36.00	[82]	400
Oculus Portfolios	20150617	$36.07	[83]	400
Valence Portfolios	20150617	$36.08	[84]	14,984
Valence Portfolios	20150617	$37.03	[85]	400

65 A weighted average price based on prices ranging from $36.10 to $36.60.

66 A weighted average price based on prices ranging from $36.09 to $36.57.

67 A weighted average price based on prices ranging from $36.07 to $36.62.

68 A weighted average price based on prices ranging from $36.11 to $36.62.

69 A weighted average price based on prices ranging from $35.98 to $36.14.

70 A weighted average price based on prices ranging from $35.79 to $36.12.

71 A weighted average price based on prices ranging from $35.95 to $36.05.

72 A weighted average price based on prices ranging from $35.99 to $36.05.

73 A weighted average price based on prices ranging from $35.85 to $36.09.

74 A weighted average price based on prices ranging from $35.72 to $36.19.

75 A weighted average price based on prices ranging from $35.74 to $36.13.

76 A weighted average price based on prices ranging from $35.90 to $36.22.

77 A weighted average price based on prices ranging from $35.77 to $36.18.

78 A weighted average price based on prices ranging from $35.94 to $36.74.

79 A weighted average price based on prices ranging from $35.88 to $36.87.

80 A weighted average price based on prices ranging from $36.91 to $37.15.

81 A weighted average price based on prices ranging from $36.85 to $37.17.

82 A weighted average price based on prices ranging from $35.93 to $36.06.

83 A weighted average price based on prices ranging from $35.94 to $36.21.

84 A weighted average price based on prices ranging from $35.85 to $36.40.

85 A weighted average price based on prices ranging from $36.93 to $37.12.

Name	Date	Price per Share		Number of Shares Purchased/(Sold)
Asymptote Portfolios	20150618	$37.17	[86]	(3,015)
DESIM	20150618	$37.04	[87]	(2,700)
Kalon Portfolios	20150618	$37.28	[88]	(25,000)
Valence Portfolios	20150618	$36.80	[89]	(900)
Asymptote Portfolios	20150618	$36.66	[90]	2,039
Asymptote Portfolios	20150618	$37.39	[91]	1,000
Asymptote Portfolios	20150618	$37.39	[92]	1,000
Oculus Portfolios	20150618	$37.25	[93]	1,603
Valence Portfolios	20150618	$37.21	[94]	18,755
Asymptote Portfolios	20150619	$37.09	[95]	(1,400)
DESIM	20150619	$37.05	[96]	(2,700)
Kalon Portfolios	20150619	$36.99	[97]	(14,500)
Valence Portfolios	20150619	$37.00	[98]	(1,870)
Asymptote Portfolios	20150619	$36.89	[99]	1,400
Oculus Portfolios	20150619	$37.16		100
Valence Portfolios	20150619	$37.28	100	1,100
Asymptote Portfolios	20150622	$36.65	101	(5,280)
DESIM	20150622	$36.64	102	(2,706)
Valence Portfolios	20150622	$36.65	103	(15,008)
Asymptote Portfolios	20150622	$36.68	104	5,250
Oculus Portfolios	20150622	$36.69		100
Valence Portfolios	20150622	$36.17		3,800
Asymptote Portfolios	20150623	$36.60	105	(300)

86 A weighted average price based on prices ranging from $36.66 to $37.52.

87 A weighted average price based on prices ranging from $36.68 to $37.60.

88 A weighted average price based on prices ranging from $37.07 to $37.68.

89 A weighted average price based on prices ranging from $36.78 to $36.88.

90 A weighted average price based on prices ranging from $36.20 to $37.05.

91 A weighted average price based on prices ranging from $37.22 to $37.53.

92 A weighted average price based on prices ranging from $37.22 to $37.53.

93 A weighted average price based on prices ranging from $36.79 to $37.53.

94 A weighted average price based on prices ranging from $36.67 to $37.64.

95 A weighted average price based on prices ranging from $37.01 to $37.16.

96 A weighted average price based on prices ranging from $36.74 to $37.33.

97 A weighted average price based on prices ranging from $36.72 to $37.38.

98 A weighted average price based on prices ranging from $36.88 to $37.00.

99 A weighted average price based on prices ranging from $36.73 to $37.14.

100 A weighted average price based on prices ranging from $37.10 to $37.38.

101 A weighted average price based on prices ranging from $36.44 to $37.03.

102 A weighted average price based on prices ranging from $36.31 to $37.09.

103 A weighted average price based on prices ranging from $36.31 to $36.99.

104 A weighted average price based on prices ranging from $36.43 to $37.20.

105 A weighted average price based on prices ranging from $36.56 to $36.62.

Name	Date	Price per Share		Number of Shares Purchased/(Sold)
DESIM	20150623	$36.61	106	(1,900)
Valence Portfolios	20150623	$36.59	107	(15,296)
Asymptote Portfolios	20150623	$36.74	108	300
Asymptote Portfolios	20150624	$36.51	109	(1,420)
DESIM	20150624	$36.44	110	(2,800)
Valence Portfolios	20150624	$36.48	111	(11,551)
Asymptote Portfolios	20150624	$36.66	112	1,500
Asymptote Portfolios	20150625	$36.52	113	(400)
DESIM	20150625	$36.37	114	(1,500)
Asymptote Portfolios	20150625	$36.32	115	300
Oculus Portfolios	20150625	$36.55		100
Asymptote Portfolios	20150626	$36.30	116	(3,141)
DESIM	20150626	$36.15	117	(300)
Valence Portfolios	20150626	$36.35	118	(3,116)
Asymptote Portfolios	20150626	$36.16	119	3,150
Valence Portfolios	20150626	$36.12	120	5,774
Asymptote Portfolios	20150629	$36.13	121	(2,400)
DESIM	20150629	$36.17	122	(1,400)
Valence Portfolios	20150629	$35.78	123	(6,203)
Asymptote Portfolios	20150629	$35.81	124	2,357
Valence Portfolios	20150629	$35.88	125	1,560
Asymptote Portfolios	20150630	$36.49	126	(2,700)

106 A weighted average price based on prices ranging from $36.47 to $36.81.

107 A weighted average price based on prices ranging from $36.24 to $36.88.

108 A weighted average price based on prices ranging from $36.63 to $36.82.

109 A weighted average price based on prices ranging from $36.33 to $36.77.

110 A weighted average price based on prices ranging from $36.12 to $36.74.

111 A weighted average price based on prices ranging from $36.11 to $36.80.

112 A weighted average price based on prices ranging from $36.17 to $36.76.

113 A weighted average price based on prices ranging from $36.45 to $36.58.

114 A weighted average price based on prices ranging from $36.13 to $36.69.

115 A weighted average price based on prices ranging from $36.18 to $36.54.

116 A weighted average price based on prices ranging from $36.02 to $36.40.

117 A weighted average price based on prices ranging from $35.98 to $36.24.

118 A weighted average price based on prices ranging from $36.33 to $36.35.

119 A weighted average price based on prices ranging from $35.93 to $36.28.

120 A weighted average price based on prices ranging from $35.92 to $36.30.

121 A weighted average price based on prices ranging from $36.01 to $36.25.

122 A weighted average price based on prices ranging from $35.81 to $36.31.

123 A weighted average price based on prices ranging from $35.74 to $36.16.

124 A weighted average price based on prices ranging from $35.69 to $36.32.

125 A weighted average price based on prices ranging from $35.60 to $36.07.

126 A weighted average price based on prices ranging from $36.18 to $36.64.

Name	Date	Price per Share		Number of Shares Purchased/(Sold)
DESIM	20150630	$36.44	127	(800)
Valence Portfolios	20150630	$36.64	128	(21,206)
Asymptote Portfolios	20150630	$36.53	129	2,778
Special Opportunities Portfolios	20150630	$36.55	130	57,000
Valence Portfolios	20150630	$36.55	131	1,300
Asymptote Portfolios	20150701	$37.63	132	(5,300)
Asymptote Portfolios	20150701	$38.78	133	(7,363)
Asymptote Portfolios	20150701	$39.22		(200)
DESIM	20150701	$37.84	134	(900)
DESIM	20150701	$38.98	135	(400)
Valence Portfolios	20150701	$37.47	136	(4,346)
Valence Portfolios	20150701	$39.17	137	(5,581)
Asymptote Portfolios	20150701	$37.25	138	3,900
Asymptote Portfolios	20150701	$38.44	139	7,620
Asymptote Portfolios	20150701	$38.89	140	1,100
Oculus Portfolios	20150701	$38.94	141	500
Special Opportunities Portfolios	20150701	$37.87	142	35,483
Special Opportunities Portfolios	20150701	$38.71	143	6,767
Valence Portfolios	20150701	$38.00	144	1,081
Valence Portfolios	20150701	$38.77	145	4,736
Asymptote Portfolios	20150702	$39.98	146	(600)
DESIM	20150702	$39.93	147	(4,425)

127 A weighted average price based on prices ranging from $36.09 to $36.65.

128 A weighted average price based on prices ranging from $36.05 to $36.86.

129 A weighted average price based on prices ranging from $36.06 to $36.74.

130 A weighted average price based on prices ranging from $36.23 to $36.88.

131 A weighted average price based on prices ranging from $36.34 to $36.78.

132 A weighted average price based on prices ranging from $37.10 to $38.09.

133 A weighted average price based on prices ranging from $38.17 to $39.09.

134 A weighted average price based on prices ranging from $37.66 to $38.03.

135 A weighted average price based on prices ranging from $38.84 to $39.18.

136 A weighted average price based on prices ranging from $37.13 to $37.93.

137 A weighted average price based on prices ranging from $38.75 to $39.31.

138 A weighted average price based on prices ranging from $36.84 to $37.83.

139 A weighted average price based on prices ranging from $37.84 to $38.83.

140 A weighted average price based on prices ranging from $38.84 to $38.97.

141 A weighted average price based on prices ranging from $38.78 to $39.12.

142 A weighted average price based on prices ranging from $37.23 to $38.22.

143 A weighted average price based on prices ranging from $38.23 to $39.00.

144 A weighted average price based on prices ranging from $37.37 to $38.28.

145 A weighted average price based on prices ranging from $38.38 to $39.08.

146 A weighted average price based on prices ranging from $39.66 to $40.32.

147 A weighted average price based on prices ranging from $39.51 to $40.38.

Name	Date	Price per Share		Number of Shares Purchased/(Sold)
Oculus Portfolios	20150702	$39.87	148	(500)
Valence Portfolios	20150702	$39.93	149	(15,738)
Asymptote Portfolios	20150702	$39.86	150	644
Special Opportunities Portfolios	20150702	$39.74	151	96,074
Special Opportunities Portfolios	20150702	$40.33	152	25,202
Asymptote Portfolios	20150706	$39.92	153	(2,500)
DESIM	20150706	$39.95	154	(2,000)
Valence Portfolios	20150706	$40.02		(520)
Asymptote Portfolios	20150706	$39.85	155	2,611
Special Opportunities Portfolios	20150706	$39.93	156	12,103
Valence Portfolios	20150706	$39.96	157	9,265
Asymptote Portfolios	20150707	$38.99	158	(5,377)
Asymptote Portfolios	20150707	$39.80	159	(600)
DESIM	20150707	$38.83	160	(1,800)
DESIM	20150707	$39.74	161	(1,300)
Valence Portfolios	20150707	$39.24	162	(7,614)
Valence Portfolios	20150707	$39.67	163	(2,477)
Asymptote Portfolios	20150707	$39.02	164	2,263
Asymptote Portfolios	20150707	$39.78	165	3,027
Special Opportunities Portfolios	20150707	$38.77	166	116,100
Special Opportunities Portfolios	20150707	$39.62	167	59,100
Valence Portfolios	20150707	$38.73	168	18,310

148 A weighted average price based on prices ranging from $39.60 to $40.25.

149 A weighted average price based on prices ranging from $39.42 to $40.23.

150 A weighted average price based on prices ranging from $39.68 to $40.29.

151 A weighted average price based on prices ranging from $39.20 to $40.19.

152 A weighted average price based on prices ranging from $40.20 to $40.47.

153 A weighted average price based on prices ranging from $39.36 to $40.22.

154 A weighted average price based on prices ranging from $39.73 to $40.12.

155 A weighted average price based on prices ranging from $39.29 to $40.24.

156 A weighted average price based on prices ranging from $39.73 to $40.07.

157 A weighted average price based on prices ranging from $39.73 to $40.18.

158 A weighted average price based on prices ranging from $38.54 to $39.51.

159 A weighted average price based on prices ranging from $39.70 to $39.86.

160 A weighted average price based on prices ranging from $38.39 to $39.35.

161 A weighted average price based on prices ranging from $39.39 to $39.93.

162 A weighted average price based on prices ranging from $38.61 to $39.57.

163 A weighted average price based on prices ranging from $39.61 to $39.86.

164 A weighted average price based on prices ranging from $38.54 to $39.51.

165 A weighted average price based on prices ranging from $39.58 to $40.06.

166 A weighted average price based on prices ranging from $38.35 to $39.32.

167 A weighted average price based on prices ranging from $39.36 to $40.06.

168 A weighted average price based on prices ranging from $38.39 to $38.94.

Name	Date	Price per Share		Number of Shares Purchased/(Sold)
Valence Portfolios	20150707	$39.89	169	15,190
Asymptote Portfolios	20150708	$37.22	170	(1,570)
Asymptote Portfolios	20150708	$39.02	171	(900)
DESIM	20150708	$36.96	172	(1,900)
DESIM	20150708	$37.99	173	(992)
Kalon Portfolios	20150708	$37.10	174	(600)
Oculus Portfolios	20150708	$37.14		(100)
Special Opportunities Portfolios	20150708	$37.10	175	(500)
Valence Portfolios	20150708	$36.92	176	(4,962)
Valence Portfolios	20150708	$38.05	177	(1,589)
Valence Portfolios	20150708	$39.03	178	(453)
Asymptote Portfolios	20150708	$37.87	179	2,000
Asymptote Portfolios	20150708	$38.94	180	2,400
Oculus Portfolios	20150708	$37.04		100
Special Opportunities Portfolios	20150708	$37.06	181	255,514
Special Opportunities Portfolios	20150708	$38.06	182	147,857
Special Opportunities Portfolios	20150708	$38.86	183	54,400
Valence Portfolios	20150708	$37.19	184	1,500
Asymptote Portfolios	20150709	$37.17	185	(4,400)
DESIM	20150709	$36.99	186	(3,000)
Valence Portfolios	20150709	$37.09	187	(12,080)
Asymptote Portfolios	20150709	$37.13	188	3,217
DESIM	20150709	$37.12		100

169 A weighted average price based on prices ranging from $39.77 to $40.03.

170 A weighted average price based on prices ranging from $36.99 to $37.89.

171 A weighted average price based on prices ranging from $38.95 to $39.06.

172 A weighted average price based on prices ranging from $36.49 to $37.44.

173 A weighted average price based on prices ranging from $37.56 to $38.29.

174 A weighted average price based on prices ranging from $37.07 to $37.17.

175 A weighted average price based on prices ranging from $37.07 to $37.14.

176 A weighted average price based on prices ranging from $36.50 to $37.49.

177 A weighted average price based on prices ranging from $37.54 to $38.47.

178 A weighted average price based on prices ranging from $38.57 to $39.06.

179 A weighted average price based on prices ranging from $37.56 to $38.43.

180 A weighted average price based on prices ranging from $38.60 to $39.15.

181 A weighted average price based on prices ranging from $36.46 to $37.46.

182 A weighted average price based on prices ranging from $37.46 to $38.42.

183 A weighted average price based on prices ranging from $38.54 to $39.15.

184 A weighted average price based on prices ranging from $37.10 to $37.25.

185 A weighted average price based on prices ranging from $36.66 to $37.39.

186 A weighted average price based on prices ranging from $36.60 to $37.40.

187 A weighted average price based on prices ranging from $36.80 to $37.50.

188 A weighted average price based on prices ranging from $36.97 to $37.49.

Name	Date	Price per Share		Number of Shares Purchased/(Sold)
Special Opportunities Portfolios	20150709	$36.87	189	25,000
Valence Portfolios	20150709	$36.90	190	13,275
Asymptote Portfolios	20150710	$37.60	191	(2,182)
DESIM	20150710	$37.77	192	(3,208)
Asymptote Portfolios	20150710	$37.73	193	2,100
Valence Portfolios	20150710	$37.78	194	13,375
Asymptote Portfolios	20150713	$38.23	195	(400)
DESIM	20150713	$38.19	196	(2,388)
Asymptote Portfolios	20150713	$38.33	197	427
Asymptote Portfolios	20150714	$39.22	198	(3,998)
Asymptote Portfolios	20150714	$39.88	199	(200)
DESIM	20150714	$39.31	200	(4,947)
DESIM	20150714	$39.85	201	(118)
Asymptote Portfolios	20150714	$39.38	202	3,028
Asymptote Portfolios	20150715	$38.43	203	(1,452)
Asymptote Portfolios	20150715	$39.27		(100)
DESIM	20150715	$38.17	204	(2,400)
DESIM	20150715	$39.00	205	(500)
Asymptote Portfolios	20150715	$38.12	206	1,383
Asymptote Portfolios	20150715	$39.06	207	1,300
DESIM	20150715	$38.78		100
Asymptote Portfolios	20150716	$38.83	208	(800)

189 A weighted average price based on prices ranging from $36.69 to $37.04.

190 A weighted average price based on prices ranging from $36.68 to $37.20.

191 A weighted average price based on prices ranging from $37.20 to $38.06.

192 A weighted average price based on prices ranging from $37.32 to $38.05.

193 A weighted average price based on prices ranging from $37.41 to $37.92.

194 A weighted average price based on prices ranging from $37.14 to $38.10.

195 A weighted average price based on prices ranging from $38.15 to $38.46.

196 A weighted average price based on prices ranging from $37.89 to $38.85.

197 A weighted average price based on prices ranging from $37.87 to $38.70.

198 A weighted average price based on prices ranging from $38.83 to $39.76.

199 A weighted average price based on prices ranging from $39.85 to $39.91.

200 A weighted average price based on prices ranging from $38.83 to $39.73.

201 A weighted average price based on prices ranging from $39.85 to $39.87.

202 A weighted average price based on prices ranging from $38.90 to $39.61.

203 A weighted average price based on prices ranging from $38.09 to $38.70.

204 A weighted average price based on prices ranging from $37.64 to $38.62.

205 A weighted average price based on prices ranging from $38.64 to $39.18.

206 A weighted average price based on prices ranging from $37.68 to $38.42.

207 A weighted average price based on prices ranging from $38.97 to $39.16.

208 A weighted average price based on prices ranging from $38.56 to $39.24.

Name	Date	Price per Share		Number of Shares Purchased/(Sold)
DESIM	20150716	$38.89	209	(2,600)
Asymptote Portfolios	20150716	$38.98	210	800
Asymptote Portfolios	20150717	$38.64	211	(2,700)
DESIM	20150717	$38.75	212	(2,300)
Asymptote Portfolios	20150717	$38.83	213	2,751

(d) No person other than the Reporting Persons or any of the persons set forth in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not Applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Asymptote Portfolios maintains an open short position of 31 Common Shares, and accounts under the management of DESIM maintain open short positions of 29,778 Common Shares.

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the person listed in Item 2 has any contract, arrangement, understanding, or relationship with any person with respect to any securities of the Issuer.

Item 7.          Material to be filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated December 16, 2014.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated December 16, 2014.

Exhibit 3	Joint Filing Agreement, by and among the Reporting Persons, dated July 22, 2015.

209 A weighted average price based on prices ranging from $38.64 to $39.25.

210 A weighted average price based on prices ranging from $38.72 to $39.21.

211 A weighted average price based on prices ranging from $38.43 to $38.84.

212 A weighted average price based on prices ranging from $38.33 to $38.98.

213 A weighted average price based on prices ranging from $38.65 to $38.93.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated December 16, 2014, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto as Exhibits 1 and 2 and incorporated herein by reference.

Dated:         July 22, 2015

D. E. Shaw Kalon Portfolios, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw Heliant Manager, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw Heliant Adviser, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw